Mail Stop 4561

January 9, 2007

Terry Considine
29399 U.S. Hwy 19 North, Suite 320
Clearwater, FL 33761

      Re: American Land Lease
                Form 10-K for Fiscal Year Ended December 31, 2005
                Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
                File No. 001-09360

Dear Mr. Considine:

      We have reviewed your response letter dated December 12, 2006, and have the following additional comments.

Form 10-K

General

1.   Your response has been submitted and signed by your counsel. Please provide us on a separate letter from you a statement from you acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosures in the filings;
- Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       *   *   *   *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant